VIA EDGAR

March 19, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Registered Management Investment Company Fidelity Bond  -

      Calvert Management Series

      Calvert Variable Series, Inc.

      Calvert SAGE Fund

      Calvert Social Investment Fund

      Calvert Social Index Series, Inc.

      Calvert World Values Fund, Inc.

      The Calvert Fund

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17g-1 under the Investment Company Act of 1940 are the following Riders updating Item 1 of the joint fidelity bond originally filed with the Securities and Exchange Commission:

1.         Rider No. 12 to remove the Insured therein;

2.         Rider No. 13 to change the Insured name listed therein.

If you have any questions regarding this submission, please do not hesitate to contact me at (301) 951-4858.

Sincerely,

/s/ Ivy Wafford Duke

Ivy Wafford Duke

Vice President and Deputy General Counsel

Enclosure

Schedule A

                  Calvert Investments, Inc.

                  Calvert Investment Services, Inc.

                  Calvert Investment Administrative Services, Inc.

                  Calvert Investment Distributors, Inc.

                  Calvert Management Series, a series fund consisting of:

o        Calvert Tax-Free Bond Fund

o        Calvert Unconstrained Bond Fund

                  Calvert Social Investment Fund, a series fund consisting of:

o        Calvert Aggressive Allocation Fund

o        Calvert Balanced Portfolio

o        Calvert Bond Portfolio

o        Calvert Large Cap Core Portfolio

o        Calvert Conservative Allocation Fund

o        Calvert Equity Portfolio

o        Calvert Moderate Allocation Fund

                  The Calvert Fund, a series fund consisting of:

o        Calvert Government Fund

o        Calvert Short Duration Income Fund

o        Calvert Income Fund

o        Calvert High Yield Bond Fund

o        Calvert Long-Term Income Fund

o        Calvert Ultra-Short Income Fund

                  Calvert World Values Fund, Inc., a series fund consisting of:

o        Calvert Emerging Markets Equity Fund

o        Calvert Capital Accumulation Fund

o        Calvert International Equity Fund

o        Calvert International Opportunities Fund

                  Calvert Variable Products, Inc., a series fund consisting of:

o        VP SRI Large Cap Value Portfolio

o        VP S&P 500 Index Portfolio

o        VP S&P MidCap 400 Index Portfolio

o        VP Nasdaq 100 Index Portfolio

o        VP Russell 2000 Small Cap Index Portfolio

o        VP EAFE International Index Portfolio

o        VP Investment Grade Bond Index Portfolio

o        VP Natural Resources Portfolio

o        Calvert VP Volatility Managed Moderate Portfolio

o        Calvert VP Volatility Managed Moderate Growth Portfolio

o        Calvert VP Volatility Managed Growth Portfolio

                  Calvert Social Index Series, Inc., a series fund consisting of:

o        Calvert Social Index Fund

                  Calvert Impact Fund, Inc., a series fund consisting of:

o        Calvert Global Water Fund

o        Calvert Small Cap Fund

o        Calvert Global Energy Solutions Fund

o        Calvert Green Bond Fund

                  Calvert SAGE Fund

o        Calvert Large Cap Value Fund

o        Calvert Equity Income Fund

                  Calvert Variable Series, Inc., a series fund consisting of:

o        VP SRI Balanced Portfolio

o        VP SRI Mid Cap Growth Portfolio

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED                                                                                                                                                                BOND NUMBER

Calvert Investment Management, Inc.                                                                     90081114B

EFFECTIVE DATE                                                   BOND PERIOD                                     AUTHORIZED REPRESENTATIVE

November 14, 2014          October 1, 2014 to October 1, 2015            /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

Calvert VP Inflation Protected Plus Portfolio, a series fund of

            Calvert Variable Products, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED                                                                                                                                                                BOND NUMBER

Calvert Investment Management, Inc.                                                                     90081114B

EFFECTIVE DATE                                                   BOND PERIOD                                     AUTHORIZED REPRESENTATIVE

January 31, 2015              October 1, 2014 to October 1, 2015           /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

            Calvert Global Alternative Energy Fund, a series fund of:

                        Calvert Impact Fund, Inc.

is changed to:

            Calvert Global Energy Solutions Fund, a series fund of:

                        Calvert Impact Fund, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.